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                                            Filed by Parker-Hannifin Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                    Subject Company: Parker-Hannifin Corporation
                                                      Commission File No: 1-4982

NEWSPAPER ARTICLE PUBLISHED IN THE YOUNGSTOWN, OHIO NEWSPAPER, THE VINDICATOR, ON MARCH 13, 2000 IN CONNECTION WITH THE MERGER OF COMMERCIAL INTERTECH CORP. INTO PARKER-HANNIFIN CORPORATION



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A MESSAGE TO SHAREHOLDERS, EMPLOYEES AND FRIENDS OF COMMERCIAL INTERTECH

WE WANT YOU TO KNOW. . .


The proposed merger of Commercial Intertech and Parker Hannifin is an important issue not only to Commercial Intertech shareholders, employees and the Mahoning Valley community; it also is important to all of us at Parker.

This month, people from our organizations are working on preliminary plans to grow our business together, as Commercial Intertech shareholders are being asked to approve the merger. We'd like to take this opportunity to update you on our progress:

- TEAMS OF COMMERCIAL INTERTECH AND PARKER MANAGERS have been established to identify joint opportunities to create value for employees, customers and shareholders.

- BECAUSE THE VAST MAJORITY OF JOBS AT THE YOUNGSTOWN HEADQUARTERS support Commercial Intertech's operating units, they will be retained. Our top priority is to place people in positions well suited for their abilities and aspirations.

- WE ARE LEARNING FROM ONE ANOTHER, and our experience confirms what we already knew: The cultures and combined strengths we have to offer hold great promise for the future of our people and the stakeholders of our companies.

- COMMERCIAL'S OPERATING UNITS WILL CONTINUE AS LOCALLY RUN BUSINESSES, with unit managers given greater profit-management responsibility under Parker. This has been our history with other companies who have joined our family.

- OUR BUSINESSES OVERLAP IN VERY FEW PLACES. In fact, our combined products and plants are keys to our success going forward. Parker is ready to grow the business, and we have the financial capacity to invest in growth.

- DEMONSTRATING OUR COMMITMENT TO GROWTH, we recently acquired Gresen Hydraulics as a complementary addition to Commercial's existing product lines. And we see many exciting prospects ahead.

Parker has welcomed many new companies to create an organization 40,000 people around the world, each of whom has benefited from and contributed to the strength

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of the company. We invite you to vote your proxy to share in that strength, and ensure the future prosperity of the Mahoning Valley.

From the People of Parker Hannifin



For more information about the merger and our companies, please visit www.phstock.com.






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                               * * * * * * * * * *

                                 INVESTOR NOTICE
                                 ---------------

Investors and shareholders are advised to read the proxy statement/prospectus regarding Parker-Hannifin Corporation's proposed merger with Commercial Intertech Corp. referenced in the foregoing information, because it contains important information. This proxy statement/prospectus was filed with the Securities and Exchange Commission by Parker as part of Parker's Registration Statement on Form S-4, which became effective February 28, 2000. Investors and shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by Parker at the Securities and Exchange Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents also may be obtained by directing such request to Parker-Hannifin Corporation, 6035 Parkland Boulevard, Cleveland, OH 44114, Office of Corporate Secretary, tel:
(216) 896-3000.

FORWARD-LOOKING STATEMENTS:

Forward-looking statements contained in this and other written and oral reports are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, events or developments, including statements related to earnings accretion and synergies to be realized in the merger, are forward-looking statements. It is possible that the company's future performance may differ materially from current expectations expressed in these forward-looking statements, due to a variety of factors such as changes in: business relationships with and purchases by or from major customers or suppliers; competitive market conditions and resulting effects on sales and pricing; increases in raw-material costs which cannot be recovered in product pricing; global economic factors, including currency exchange rates and difficulties entering new markets; failure of the merger to be consummated; ability to successfully integrate Commercial Intertech's business with Parker's; and factors noted in the Registration Statement on Form S-4 filed by Parker in connection with the proposed merger with Commercial Intertech and in Parker's reports filed with the Securities and Exchange Commission.